UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 8

Barrett Business Services, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

068463108
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 068463108

(1)	Name of Reporting Person.

Nancy B. Sherertz

(2)	Check the Appropriate Box if a Member of a Group:

(a)	☐ Not applicable
(b)	☐ Not applicable

(3)	SEC Use Only: _________________________

(4)	Citizenship or Place of Organization:

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

(5)	Sole Voting Power:

842,006

(6)	Shared Voting Power:

-0-

(7)	Sole Dispositive Power:

842,006

(8)	Shared Dispositive Power:

-0-

(9)	Aggregate Amount Beneficially Owned by Reporting Person:

842,006

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

☐

(11)	Percent of Class Represented by Amount in Row (9):

8.0%

(12)	Type of Reporting Person:

IN

Item 1(a).	Name of Issuer:

Barrett Business Services, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

8100 NE Parkway Drive, Suite 200
Vancouver, WA 98662

Item 2(a).	Name of Person Filing:

Nancy B. Sherertz

Item 2(b).	Address of Principal Business Office:

27023 Rigby Lot Road
Easton, MD 21601

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

068463108

Item 3.	If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), or (c), check whether the person filing is a:

☐ Not Applicable

Item 4.	Ownership

The following information is as of December 31, 2009:

(a)	Amount Beneficially Owned:
842,006

(b)	Percent of Class:
8.0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:
842,006

(ii)	shared power to vote or to direct the vote:
-0-

(iii)	sole power to dispose or to direct the disposition of:
842,006

(iv)	shared power to dispose or to direct the disposition of:
-0-

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 22, 2010.

/s/ Nancy B. Sherertz
Signature

Nancy B. Sherertz, Private Investor
Name/Title